ArcelorMittal completes registration of its exchange offer

LUXEMBOURG, November 14, 2008 -- ArcelorMittal (NYSE: MT; Euronext Amsterdam by NYSE Euronext: MT; Euronext Paris by NYSE Euronext: MTP; Euronext Brussels by NYSE Euronext: MTBL; Luxembourg Stock Exchange: MT; Spanish Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia: MTS) announces today the closing of its offer to exchange (i) all of its outstanding 5.375% Notes due 2013, which are not registered under the United States Securities Act of 1933, as amended (the “Securities Act”), (the “2013 Original Notes”), for an equal principal amount of its 5.375% Notes due 2013, which have been registered under the Securities Act and (ii) all of its outstanding 6.125% Notes due 2018, which are not registered under the Securities Act (the “2018 Original Notes,” and together with the 2013 Original Notes, the “Original Notes”), for an equal principal amount of its 6.125% Notes due 2018, which have been registered under the Securities Act. The Exchange Offer expired at 5:00pm, New York City time, on Friday, November 7, 2008.

U.S.$1,467,958,000 aggregate principal amount of 2013 Original Notes and U.S.$1,493,200,000 aggregate principal amount of 2018 Original Notes, representing 97.8% of the outstanding principal amount of 2013 Original Notes and 99.5% of the outstanding principal amount of 2018 Original Notes, respectively, were tendered for exchange. ArcelorMittal accepted all Original Notes that were properly tendered for exchange. The exchange offer closed on November 13, 2008.

HSBC Bank USA, National Association, served as the exchange agent for the exchange offer and D.F. King & Co., Inc. served as the information agent for the exchange offer. The agents’ addresses, telephone and facsimile numbers are as follows:

Exchange Agent	Information Agent
HSBC Bank USA, National Association Corporate Trust & Loan Agency 2 Hanson Place, 14th Floor Brooklyn, New York 10217-1409 Attention: Corporate Trust Operations Telephone: (800) 662-9844	D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 Banks and Brokers Call (Collect): 212-269-5550 All Others Call (Toll Free): 800-290-6429

Legal Disclaimer

This press release does not constitute an offer to purchase any securities or the solicitation of an offer to sell any securities. The exchange offer was made only pursuant to the prospectus dated October 8, 2008 and only to such persons and in such jurisdictions as is permitted under applicable law and as set forth in such prospectus.